UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 20, 2026

REV Group, Inc.

(Exact name of Registrant as Specified in its Charter)

Delaware	001-37999	26-3013415
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

245 South Executive Drive, Suite 100 Brookfield, WI	53005
(Address of Principal Executive Offices)	(Zip Code)

(414) 290-0190

Registrant’s telephone number, including area code

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a.12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.001 par value	REVG	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events

As previously reported, on October 29, 2025, REV Group, Inc., a Delaware corporation (“REV” or the “Company”), entered into the Agreement and Plan of Merger (as it has been or may be amended, supplemented or modified from time to time, the “Merger Agreement”) by and among REV, Terex Corporation (“Terex”), Tag Merger Sub 1 Inc. (“Merger Sub 1”) and Tag Merger Sub 2 LLC (“Merger Sub 2”).

On December 8, 2025, Terex filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission (“SEC”), a revised version of which was filed with the SEC on December 19, 2025 (as revised, the “Preliminary Proxy Statement”). On December 23, 2025, REV filed a definitive joint proxy statement/prospectus (the “Definitive Proxy Statement”) with the SEC in connection with the special meeting of REV stockholders to be held virtually on January 28, 2026 at 10:00 a.m. Eastern Time (the “Special Meeting”), which can be accessed by visiting www.virtualshareholdermeeting.com/REVG2026SM for the purpose of voting on, among other things, a proposal to adopt the Merger Agreement and approve the first merger. Capitalized terms used below, unless otherwise defined, shall have the meanings ascribed to such terms in the Definitive Proxy Statement.

Following the filing of the Definitive Proxy Statement, and as of the date of this Current Report on Form 8-K, two lawsuits have been filed by purported stockholders of REV against REV and members of REV’s Board of Directors in the Supreme Court of the State of New York (captioned Carter v. REV Group, Inc., et al., No. 650076/2026, and Stevens v. REV Group, Inc., et al., No. 650177/2026), and an additional lawsuit has been filed by a purported stockholder of Terex against Terex, members of Terex’s Board of Directors and REV in the Superior Court of the State of Connecticut, Judicial District of Bridgeport (captioned Garfield v. Cholmondeley, et al., No. FBT-CV26-6155173-S) (collectively, the “Actions”). The Actions generally allege, among other things, that the Definitive Proxy Statement omits material information regarding the mergers and seek, among other things, an injunction enjoining the Special Meeting and/or consummation of the mergers until such time as the alleged disclosure deficiencies are corrected, rescission of the mergers or damages in the event the mergers are consummated, and an award of costs, including reasonable attorneys’ and experts’ fees. Both Terex and REV have also received demand letters from purported stockholders (collectively, the “Shareholder Letters”) alleging, among other things, that the disclosures contained in the Preliminary Proxy Statement and/or the Definitive Proxy Statement are deficient and demanding that certain corrective disclosures be made.

REV believes that the allegations in the Shareholder Letters and Actions are without merit, that each of the Preliminary Proxy Statement and the Definitive Proxy Statement complies with applicable law, and that no further disclosure is required. However, solely in order to mitigate any risk of the Shareholder Letters and Actions delaying or otherwise adversely affecting the consummation of the mergers and to minimize any costs, risks, and uncertainties inherent in any litigation related thereto, and without admitting any liability or wrongdoing, Terex and REV have determined to voluntarily supplement the Definitive Proxy Statement as described in this Current Report on Form 8-K. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, the Company specifically denies all allegations in the Shareholder Letters and Actions and any assertion that additional disclosure was or is required.

These supplemental disclosures will not change the consideration to be paid to REV stockholders in connection with the transactions contemplated by the Merger Agreement or the timing of the Special Meeting. The Board continues to recommend that you vote “FOR” each of the proposals to be voted on at the Special Meeting described in the Definitive Proxy Statement, including the proposal to adopt the Merger Agreement and approve the first merger.

The information contained in this Current Report on Form 8-K is incorporated by reference into the Definitive Proxy Statement. To the extent that information in this Current Report on Form 8-K differs from or updates information contained in the Definitive Proxy Statement, the information in this Current Report on Form 8-K shall supersede or supplement such information in the Definitive Proxy Statement.

Supplement to Definitive Proxy Statement

This supplemental information should be read in conjunction with the disclosures contained in the Definitive Proxy Statement, which in turn should be read in its entirety. All page references are to the Definitive Proxy Statement. New text within restated language from the Definitive Proxy Statement is indicated in bold, underlined text (e.g., bold, underlined text) and removed language within the restated language from the Definitive Proxy Statement is indicated in strikethrough text (e.g., ~~strikethrough text~~), as applicable. The information contained herein speaks only as of January 20, 2026 unless the information indicates another date applies.

The sixth paragraph on Page 71, under “The Mergers—Background of the Mergers,” is hereby amended and supplemented as follows:

On September 3, 2025, Mr. Meester sent Mr. Skonieczny a non-binding indication of interest from Terex proposing an all-stock merger between Terex and REV (the “Preliminary Proposal”), which Mr. Skonieczny then sent to additional members of senior management of REV. Under the Preliminary Proposal, (i) Terex’s Aerials business would be divested, for benefit of Terex stockholders (as a pre-condition to a transaction with REV), (ii) after the Aerials business divestiture, Terex and REV would combine in a merger, with Terex stockholders owning 61.5% of the Combined Company and REV stockholders owning 38.5% of the Combined Company, (iii) Mr. Meester would serve as the CEO of the Combined Company and (iv) two of the nine board seats of the Combined Company would be REV designees with the balance being Terex designees. The Preliminary Proposal did not address any other directors or officers of either Terex or REV continuing in their capacity as directors or officers of the Combined Company, other than with respect to Mr. Meester serving as CEO of the Combined Company.

The second full paragraph on Page 73, under “The Mergers—Background of the Mergers,” is hereby amended and supplemented as follows:

Following this call, at the direction of Terex, representatives of Barclays sent representatives of J.P. Morgan a revised proposed summary term sheet from Terex, which memorialized the key financial terms and framework for a potential transaction with REV, as discussed on the call between Messrs. Meester and Skonieczny (the “Revised Summary Term Sheet”). The Revised Summary Term Sheet did not address any other directors or officers of either Terex or REV continuing in their capacity as directors or officers of the Combined Company, other than with respect to Mr. Meester serving as CEO of the Combined Company.

The table on page 84, under “The Mergers—Opinion of Terex’s Financial Advisor,” is hereby amended and supplemented as follows:

Enterprise Value / 2026 EBITDA
Federal Signal Corporation	16.8x
Alamo Group, Inc.	8.7x
REV*	10.8x
Terex**	8.4x
Douglas Dynamics, Inc.	9.4x
Toro Corp.	10.9x
Oshkosh Corporation	7.3x
High (Terex comparables)	16.8x
Low (Terex comparables)	7.3x
Median (Terex comparables)	9.4x
High (REV comparables)	16.8x
Low (REV comparables)	8.7x
Median (REV comparables)	10.8x
* Based on the REV Projections ** Based on the Terex Projections

The fourth through the sixth paragraphs on page 85, under “The Mergers—Opinion of Terex’s Financial Advisor,” are hereby amended and supplemented as follows:

Terex Standalone Valuation. To calculate the estimated enterprise value of Terex using the discounted cash flow method, Barclays added (i) Terex’s projected unlevered free cash flows for fiscal years 2026 through 2029 from the Terex Projections to (ii) the “terminal value” of Terex as of December 31, 2029, and discounted such amount to its present value using a range of selected discount rates. The unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expenses and subtracting capital expenditures and adjusting for changes in working capital, and adding back non cash depreciation and amortization expenses. The residual value of Terex at the end of the forecast period, or “terminal value,” was estimated by multiplying adjusted EBITDA for the fiscal year 2029 (for the Aerials business segment, this terminal year reflects through-the-cycle performance of the business segment) by a range of terminal value multiples of 6.5x to 8.5x, implying a range of perpetuity growth rates of (0.2%) to 3.9%, which was derived by analyzing the results from the selected comparable company analysis and based on Barclays’ professional judgment, taking into account, among other things, the trends in the economy generally and in the industries and sectors in which Terex operates, and applying such range to the Terex Projections. The range of discount rates of 10.5% to 12.5% was selected based on an analysis of the weighted average cost of capital of Terex ~~and~~, which was chosen by Barclays based on its professional judgment and experience, taking into account the comparable companies. These calculations resulted in a range of implied enterprise values of Terex of $6,354 million to $8,192 million.

Barclays then calculated a range of implied prices per share of Terex by subtracting estimated net debt as of December 31, 2025 from the estimated enterprise value using the discounted cash flow method and dividing such amount by 67,296,364, the fully diluted number of shares of Terex common stock as of October 28, 2025 as provided by the management of Terex. These calculations resulted in a range of implied prices per share of $71 to $98.

REV Standalone Valuation. To calculate the estimated enterprise value of REV using the discounted cash flow method, Barclays added (i) REV’s projected unlevered free cash flows for fiscal years 2026 through 2029 from the REV Projections to (ii) the “terminal value” of REV as of October 31, 2029, and discounted such amount to its present value using a range of selected discount rates. The unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expenses and subtracting capital expenditures and adjusting for changes in working capital, and adding back non cash depreciation and amortization expenses. The residual value of REV at the end of the forecast period, or “terminal value,” was estimated by multiplying adjusted EBITDA for the fiscal year 2029 by a range of terminal value multiples of 9.5x to 11.5x, implying a range of perpetuity growth rates of 2.0% to 5.1%, which was derived by analyzing the results from the selected comparable company analysis and based on Barclays’ professional judgment, taking into account, among other things, the trends in the economy generally and in the industries and sectors in which REV operates, and applying such range to the REV Projections. The range of discount rates of 9.5% to 11.5% was selected based on an analysis of the weighted average cost of capital of REV ~~and~~, which was chosen by Barclays based on its professional judgment and experience, taking into account the comparable companies. These calculations resulted in a range of implied enterprise values of REV of $3,719 million to $4,645 million.

Barclays then calculated a range of implied prices per share of REV by subtracting estimated net debt as of October 31, 2025 from the estimated enterprise value using the discounted cash flow method and dividing such amount by 49,680,627, the fully diluted number of shares of REV common stock as of October 28, 2025 as provided by the management of REV and approved for Barclays’ use by Terex. These calculations resulted in a range of implied prices per share of $74 to $93.

The first sentence of the fifth full paragraph on Page 86, under “The Mergers—Opinion of Terex’s Financial Advisor,” is hereby amended and supplemented as follows:

Barclays reviewed the price targets published by 7 brokers (as of October 28, 2025) covering Terex and 4 brokers (as of October 28, 2025) covering REV.

The final paragraph on Page 86, under “The Mergers—Opinion of Terex’s Financial Advisor,” is hereby amended and supplemented as follows:

Barclays is acting as financial advisor to Terex in connection with the mergers. As compensation for its services in connection with the mergers, Terex paid Barclays $4.0 million upon the delivery of Barclays’ opinion, which is referred to as the “Opinion Fee”. The Opinion Fee was not contingent upon the conclusion of Barclays’ opinion or the consummation of the mergers. Additional compensation of $18.0 million will be payable on completion of the mergers against which the amounts paid for the opinion will be credited. In addition, Terex may pay a discretionary performance fee of up to $2.0 million to Barclays based on its assessment of the quality and quantity of work performed and value added by Barclays in connection with its engagement, payable in cash upon completion of the mergers. In addition, Terex has agreed to reimburse Barclays for its reasonable expenses incurred in connection with its engagement by Terex and to indemnify Barclays for certain liabilities that may arise out of its engagement by Terex and the rendering of Barclays’ opinion. Barclays has performed various investment banking services for Terex and REV in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the past two years, Barclays has performed the following investment banking and financial services for Terex for which Barclays has received investment banking fees: (i) acting as (w) financial advisor, (x) bridge loan lender, (y) term loan lender and (z) initial purchaser on a private offering of senior notes, each in connection with Terex’s acquisition of Dover’s Environmental Solutions Group, and (ii) acted as joint lead arranger and as swap counterparty in connection with various cross-currency swap transactions. In addition, Barclays has been and continue to be a lender under Terex’s revolving credit facility and Barclays has and will continue to receive customary fees in connection therewith. For the period beginning January 1, 2023 through October 22, 2025, Barclays received approximately $5.5 million in customary compensation for investment banking and financial services from Terex. In the past two years, Barclays has not performed any investment banking or financial services for REV for which it has received or earned fees.

The final paragraph on page 93, under “The Mergers—Opinion of REV’s Financial Advisor,” is hereby amended and supplemented as follows:

Using publicly available information, J.P. Morgan calculated, for each selected company,

(i)	the multiple of the firm value (calculated as equity value, plus or minus, as applicable, non-controlling interests, equity investments, net debt or net cash, the “FV”) to the analyst consensus estimates of calendar year 2025 post-SBC adjusted EBITDA for the applicable company (the “FV / 2025E Adj. EBITDA Multiple”) and

(ii)	the multiple of the FV to the analyst consensus estimates of calendar year 2026 post-SBC adjusted EBITDA for the applicable company (the “FV/2026E Adj. EBITDA Multiple”).

The companies selected by J.P. Morgan for its analyses, and the FV/2025E Adj. EBITDA Multiple and the FV/2026E Adj. EBITDA Multiple for each company, were as follows:

Company Multiple	FV/2025E Adj. EBITDA Multiple	FV/2026E Adj. EBITDA
Oshkosh Corporation	8.0x	7.3x
Federal Signal Corporation	18.9x	16.8x
The Toro Company	12.0x	10.8x
Alamo Group Inc.	9.3x	8.7x
Douglas Dynamics, Inc.*	10.6x	9.4x
Astec Industries Inc.**	9.1x	9.1x
Hyster-Yale Materials Handling, Inc.	8.7x	6.1x
Thor Industries, Inc.	9.6x	9.4x
Winnebago Industries, Inc.	11.7x	9.6x

* EBITDA adjusted to be on a post-SBC basis (assuming FY 2024 SBC as a percentage of revenue is held constant when projecting SBC due to limited available broker information).

** Metrics shown pro forma for acquisition of TerraSource completed on 7/1/2025.

The first paragraph on page 94, under “The Mergers—Opinion of REV’s Financial Advisor,” is hereby amended and supplemented as follows:

For REV, based on the results of this analysis, J.P. Morgan selected

(i)	a FV/2025E Adj. EBITDA Multiple reference range of 10.0x to 14.5x, which J.P. Morgan determined on the basis of its professional judgment and experience in the industry, and applied such reference range to REV’s projected post-SBC adjusted EBITDA for fiscal year 2025 and

(ii)	a FV/2026E Adj. EBITDA Multiple reference range for REV of 9.0x to 11.5x, which J.P. Morgan determined on the basis of its professional judgment and experience in the industry, and applied such reference range to REV’s projected post-stock based compensation (“SBC”) adjusted EBITDA for fiscal year 2026, in each case as provided in the REV management projections.

The fourth paragraph on page 94, under “The Mergers—Opinion of REV’s Financial Advisor,” is hereby amended and supplemented as follows:

For Terex, based on the results of this analysis, J.P. Morgan selected

(i)	a FV/2025E Adj. EBITDA Multiple reference range of 8.0x to 10.5x, which J.P. Morgan determined on the basis of its professional judgment and experience in the industry and applied such reference range to Terex’s projected post-SBC adjusted EBITDA for fiscal year 2025 and

(ii)	a FV/2026E Adj. EBITDA Multiple reference range for Terex of 7.0x to 9.0x, which J.P. Morgan determined on the basis of its professional judgment and experience in the industry and applied such reference range to Terex’s projected post-SBC adjusted EBITDA for fiscal year 2026, in each case as provided in the Terex management projections for Terex.

The seventh and eighth full paragraphs on pages 94, under “The Mergers—Opinion of REV’s Financial Advisor—Discounted Cash Flow Analysis,” is hereby amended and supplemented as follows:

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied standalone equity present value per share for REV common stock and Terex common stock. J.P. Morgan calculated the unlevered free cash flows that each of REV and Terex are expected to generate during fiscal years 2025 through 2029 based on the REV management projections for REV and the Terex management projections for Terex, as applicable, as discussed more fully in the sections entitled “The Mergers—REV Unaudited Prospective Financial Information” beginning on page 98 of this joint proxy statement/prospectus and “The Mergers—Terex Unaudited Forecasted Financial Information” beginning on page 97 of this joint proxy statement/prospectus, respectively. J.P. Morgan also calculated a range of terminal values for each of REV and Terex at the end of this period by applying terminal growth rates ranging from 1.50% to 2.50% and 0.50% to 1.50% for REV and Terex, respectively, which ranges J.P. Morgan determined on the basis of its professional judgment and experience in the industry, to estimates of terminal unlevered free cash flows for each of REV and Terex at the end of fiscal year 2029, as provided in the REV management projections for REV and the Terex management projections for Terex, as applicable.

J.P. Morgan then discounted the unlevered free cash flow estimates and the range of terminal values to present value as of October 31, 2025 with respect to REV and as of December 31, 2025 with respect to Terex using discount rates ranging from 8.00% to 10.00% and 8.50% to 10.50% for REV and Terex, respectively, which ranges J.P. Morgan chose based upon an analysis of the weighted average cost of capital of each of REV and Terex, and on the basis of its professional judgment and experience in the industry. The present values of the unlevered free cash flow estimates and the range of terminal values were then adjusted for each of REV’s projected net debt as of October 31, 2025 and Terex’s net debt as of December 31, 2025, respectively, as provided in the REV management projections for REV and the Terex management projections for Terex, in each case discounted to present value as of October 31, 2025 with respect to REV and as of December 31, 2025 with respect to Terex, using a range of discount rates from 8.00% to 10.00% and 8.50% to 10.50% for REV and Terex, respectively, which ranges J.P. Morgan determined on the basis of its professional judgment and experience in the industry.

The second sentence of the fifth full paragraph on page 95, under “The Mergers—Opinion of REV’s Financial Advisor—Intrinsic Value Creation Analysis,” is hereby amended and supplemented as follows:

J.P. Morgan determined the pro forma combined company implied equity value by calculating the sum of (i) the aggregate of the implied equity values of the REV common stock and the Terex common stock using the midpoint values determined pursuant to J.P. Morgan’s discounted cash flow analyses described above, and (ii) the estimated present value of the Synergies of approximately $595 million (representing net present value of run-rate synergies of approximately $75 million), net of any related costs to achieve such synergies, which were discounted to present value using a 9.00% discount rate, which J.P. Morgan determined to be appropriate based on its professional judgment and experience in the industry, and which Synergies, were furnished to J.P. Morgan by REV management, less (iii) the cash consideration paid to holders of shares of REV common stock of approximately $425 million and transaction expenses of approximately $90 million.

The fourth full paragraph and following table on Page 98 under “The Mergers—Terex Unaudited Prospective Financial Information” is hereby amended and supplemented as follows:

Terex Projections for Standalone Terex

The following table sets forth certain summarized unaudited prospective financial and operating information with respect to Terex for Terex’s fiscal years 2025 through 2029 on a standalone basis prepared by Terex’s senior management. Terex senior management authorized Barclays to use this information in connection with its analyses described in “The Mergers—Opinion of Terex’s Financial Advisor” and REV management authorized J.P. Morgan to use this information in connection with its analyses described in “The Mergers—Opinion of REV’s Financial Advisor.” Such information was prepared on the basis of Terex’s fiscal year periods, which end on December 31st.

(in millions)	2025E(1)	2026E	2027E	2028E	2029E
Total Revenue~~(1)~~	$5,256	$5,385	$5,955	$6,581	$7,235
Adj. EBITDA~~(1)~~(2)	$620	$704	$840	$1,051	$1,263
(--) Depreciation & Amortization	$(149)	$(157)	$(164)	$(179)	$(189)
Adj. EBIT	$479	$548	$676	$872	$1,074
(--) Taxes(3)	$(91)	$(104)	$(128)	$(166)	$(204)
Unlevered Net Income	$388	$444	$548	$707	$870
(+) Depreciation & Amortization	$149	$157	$164	$179	$189
(--) Capital Expenditures	$(110)	$(137)	$(173)	$(164)	$(132)
(+/-) Change in Net Working Capital	$(4)	$80	$(35)	$(50)	$(69)
Unlevered Free Cash Flow~~(1)(3)~~(4)	$422	$543	$503	$672	$857

(1)	Fiscal year 2025 Total Revenue and Adjusted EBITDA figures are presented above on a pro forma basis, assuming the sale of Terex’s Tower and Rough Terrain Cranes businesses was completed on January 1, 2025. The sale of Terex’s Tower and Rough Terrain Cranes businesses was completed on November 1, 2025. Total Revenue, Adjusted EBITDA and Unlevered Free Cash Flow attributable to these businesses are not included in the figures for fiscal years 2026 through 2029 presented above.
(2)	Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and is burdened by stock-based compensation and corporate costs. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income (loss) or other measures derived in accordance with GAAP. Other companies may calculate this non-GAAP measure differently, which limits comparability between companies.
(3)	Tax rate of 19% per Terex management projections for Terex.

(4)	Unlevered Free Cash Flow is defined as net operating profit after taxes, plus depreciation and amortization, minus capital expenditures and plus or minus changes in net working capital. Unlevered Free Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to net cash provided by operating activities or other measures derived in accordance with GAAP. Other companies may calculate this non-GAAP measure differently, which limits comparability between companies.

. .. .

Cautionary Statement Concerning Forward-Looking Statements

This Form 8-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about REV’s, Terex’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “will,” “creates,” “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between REV and Terex (the “Transaction”), including realization of synergies, low capital intensity, attractive leverage position, efficient cost base, predictability of earnings, future financial and operating results and free cash flow and the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between REV and Terex; the possibility that the Transaction does not close when expected or at all because required shareholder approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which REV and Terex operate; any failure to promptly and effectively integrate the businesses of REV and Terex; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of REV’s or Terex’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; Terex’s issuance of additional shares of its capital stock in connection with the Transaction; the risk that Terex’s exploration of strategic options to exit its Aerials segment may not be successful or that any transaction entered into with respect to Terex’s Aerials segment is not on favorable terms; and the diversion of management’s attention and time to the Transaction and the exploration of strategic options with respect to the Terex Aerials segment and from ongoing business operations and opportunities; and the outcome of any legal proceedings that may be instituted against REV or Terex in connection with the Transaction.

Additional important factors relating to Terex and REV that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, the risks and contingencies detailed in Terex’s and REV’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC.

These factors are not necessarily all of the factors that could cause Terex’s, REV’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm Terex’s, REV’s or the combined company’s results.

All forward-looking statements attributable to Terex, REV, or the combined company, or persons acting on Terex’s or REV’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and Terex and REV do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Terex or REV updates one or more forward-looking statements, no inference should be drawn that Terex or REV will make additional updates with respect to those or other forward-looking statements. Further information regarding Terex, REV and factors that could affect the forward-looking statements contained herein can be found in Terex’s and REV’s respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the Transaction, Terex has filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement on Form S-4”) to register the shares of Terex common stock to be issued in connection with the Transaction. The Registration Statement on Form S-4 includes a joint proxy statement of Terex and REV that also constitutes a prospectus of Terex. The Registration Statement on Form S-4 became effective on December 23, 2025, and the definitive joint proxy statement/prospectus has been sent to the shareholders of each of Terex and REV.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING TEREX, REV, THE COMBINED COMPANY, the transaction and related matters.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Terex or REV through the website maintained by the SEC at http://www.sec.gov from Terex at its website, https://www.terex.com/ or from REV at its website, https://revgroup.com (information included on or accessible through either of Terex’s or REV’s website is not incorporated by reference into this communication).

Participants in the Solicitation

Terex, REV, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Terex and REV and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, can be found in the sections entitled “The Mergers—Interests of Terex’s Directors and Executive Officers in the Mergers” and “The Mergers—Interests of REV’s Non-Employee Directors and Executive Officers in the Merger” included in the Registration Statement on Form S-4 (and which is available at https://www.sec.gov/Archives/edgar/data/97216/000114036125044714/ny20058320x1_s4.htm). Information about the directors and executive officers of Terex and their ownership of Terex common stock can be found in the sections entitled “Executive Compensation Program”, “Executive Compensation Practices”, “Executive Compensation Components”, “Director Compensation”, “Executive Compensation Tables”, and “Security Ownership of Certain Beneficial Owners and Management” included in Terex’s definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, filed with the SEC on April 1, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000097216/000009721625000077/tex-20250401.htm); in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Terex’s directors and executive officers; and in other documents subsequently filed by Terex with the SEC. Information about the directors and executive officers of REV and their ownership of REV common stock is set forth in the sections entitled “Director Compensation”, “Security Ownership of Certain Beneficial Owners and Management”, and “Executive Compensation Tables” included in the definitive proxy statement for REV’s 2025 Annual Meeting of Stockholders, filed with the SEC on January 17, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001687221/000119312525008023/d874924ddef14a.htm); in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by REV’s directors and executive officers; and in other documents subsequently filed by REV with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”

Item 9.01 Financial Statements and Exhibits.

Exhibit Number	Description

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REV GROUP, INC.

Date: January 20, 2026	By:	/s/ Amy A. Campbell
Name: Amy A. Campbell
Title: Chief Financial Officer (Principal Financial Officer)